SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly Held Company
Corporate Taxpayers' ID (CNPJ/MF): 33.042.730/0001 -04
Company Registry (NIRE): 3330001159-5

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON DECEMBER 19, 2008, DRAWN UP AS A SUMMARY

1. Date, time and place: Extraordinary Shareholders’ Meeting held on December 19, 2008 at 10:00 a.m., at the Company’s head offices located at Rua São José, 20, grupo 1602, parte, Centro, in the city and state of Rio de Janeiro.

2. Call notice: Call notices published in the newspaper Diário Oficial do Estado do Rio de Janeiro on December 4, 5 and 8, 2008, on pages 4, 5 and 13, respectively, in the newspaper Gazeta Mercantil, on pages A11, A7 and A9, respectively, and in the newspaper Jornal do Commercio do Estado do Rio de Janeiro, on pages A3, A15 and A15, respectively, which will remain filed at the Company’s head offices.

3. Attendance: Shareholders representing 54.71% of the voting capital, as per the signatures in the Company Shareholders' Attendance Register.

4. Presiding: By appointment of the Chairman of the Board of Directors, the Board Member Antônio Francisco dos Santos chaired the meeting, inviting Ms. Claudia Maria Sarti to serve as secretary.

5. Agenda: Proposal for the reversal of the total balance of the revaluation reserve pursuant to the provisions of Law 11,638/2007 and CVM Instruction 469/2008.

6. Resolutions: Shareholders representing 54.71% of the Company’s voting capital resolved on the following, with votes presented by attending shareholders are filed at the Company’s headquarters:

6.1. Authorization of the drawing up of these minutes as a summary and its publication omitting the signatures of attending shareholders, as provided for in, respectively, paragraphs 1 and 2 of Article 130 of Law 6,404 of November 15, 1976 ("Law 6,404/76").

6.2. Copies of Call Notice publications and Management Proposal were available on the table, therefore the attending shareholders unanimously waived the requirement to read said documents, since everyone was aware of the content.

6.3. In light of the provisions of article 6 of Law 11,638, as of December 28, 2007, CVM Instruction 469, as of May 2, 2008, and the decision of the Board of Directors of the Company, taken in the meeting held on August 12, 2008, it was unanimously approved the reversal of the total balance of the revaluation reserve, as well as all and any reflections of this reserve in the current fiscal year, at the amount of R$ 6,432,819,833.71 (six billion, four hundred thirty-two million, eight hundred nineteen thousand, eight hundred thirty-three Reais and seventy-one cents), booked in the Company’s books on December 31, 2007, to be in compliance with said Law. Said reversal shall occur no later than December 31, 2008, with effects in force as of the beginning of the fiscal year.

7. Closure: There being no further business to address, the meeting was adjourned for the necessary time to draw up these minutes. With the meeting resumed, the minutes were read, approved and signed by the Chairman, the Secretary and all attending shareholders.

8. Documents Filed: The Call Notice for this Extraordinary Shareholders’ Meeting will remain filed at the head offices of the Company.

Rio de Janeiro, December 19, 2008

This present instrument is a faithful copy of the minutes in the Company's records.

Claudia Maria Sarti
Secretary of the General Meeting

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.